FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated April 19, 2006, regarding the decisions of the Board of Directors with respect to the appointment of the Board members and the formulation of the first quarter 2006 financial statements.

2.	First quarter 2006 results of Telefónica del Perú S.A.A. and subsidiaries.

Item 1

Lima, April 19th, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Gentlemen:

In compliance with the Stock Market Law and with the Regulation of Important Events, Reserved Information and Other Communications we hereby inform you that the following items were agreed upon in today’s Telefónica del Perú S.A.A.’s Board of Directors Meeting:

1.	The installment of the Board of Directors, as well as the appointment of those who will perform the offices of President, Vice President, Secretary and Sub-Secretary of such entity, who will be Antonio Carlos Valente Da Silva, José María Álvarez-Pallete López, Julia María Morales Valentín and Milagros Muñoz Bazán, respectively.

2.	The formulation of the company’s individual and consolidated financial statements for the first quarter of 2006, which will be registered today on the independent document through the MVNet system, and its presentation before the National Supervisory Commission on Companies and Securities, Lima’s Stock Exchange and any other entities of the stock market which may apply. Enclosed herein is the Management Report of the aforementioned consolidated results.

Also, in compliance with your entity’s request on the setting of the functional currency stated on the international version of the NIC 21 “Effects from the variation of the Exchange Rate of Foreign Currencies” (version 2003), we hereby inform you that in accordance with the guiding principles stated in paragraphs 9 through 12 of such NIC, the company’s functional currency is the Nuevo Sol. We must indicate that by means of Resolution N°038-2005-EF/93.01 the Regulations Council of Accountability (CNC) decided to stop, until December 31st 2006, the application of the aforementioned version of NIC 21 and reinstated for the same term the application in this country of NIV 21 (version 1993), as well as SICs 19 and 30, except the Allowed Alternate Treatment stated on paragraphs 20, 21 and 22 of the latter NIC.

We remain available for any additional information that you may find necessary.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

TELEFÓNICA DEL PERÚ S.A.A.

Item 2

Quarterly Results

Telefónica del Perú S.A.A. and subsidiaries

January – March 2006

Significant Events

A summary containing the most significant events since January 2006 is presented below:

1.	Boards of Directors’ Meetings

Session of February 14, 2006

•	It approved the individual and consolidated financial statements of the Company corresponding to the fourth quarter of 2005 and decided for their filing with the Comisión Nacional Supervisora de Empresas y Valores (CONASEV), the Lima Stock Exchange (BVL) and corresponding institutions of the stock market.

Session of March 27, 2006

•	It approved the Merger Project of Telefónica del Perú S.A.A. and Telefónica Empresas Perú S.A.A. As a result, Telefónica Empresas Perú S.A.A. would be merged into Telefónica del Perú S.A.A., with the termination of the legal representation of the first, without being subject to liquidation.

Session of March 29, 2006

•	It approved to call for the General Shareholders’ Meeting to be held on April 24, 2006. Such meeting will decide on the following items:

a)	Approval of the merger project between Telefónica del Perú S.A.A. and Telefónica Empresas Perú S.A.A. and the consequent modification of articles 5 and 6 of the Company’s bylaws.

b)	Granting powers to the Board of Directors to agree on the capital stock reduction and consequent modification of article 5 of the Company’s bylaws, if an eventual exercise of the right of separation of the shareholders of the Company and Telefónica Empresas Perú S.A.A. were to occur as a result of the approval of the merger project between the two companies.

2.	Deliberations of the Mandatory General Shareholders’ Meeting (MGSM) held on March 24:

•	Approved the report of the management, the individual and consolidated financial statements, and the annual report of the fiscal year 2005.

•	Approved that the total amount of the net profits, once subtracted the legal reserve, be allocated to the accumulated earnings account for its later application. It granted powers to the Board of Directors so that, if considered appropriate and after evaluating the financial situation of the Company could: (i) determine the use of accumulated earnings, determine the payment of dividends for the total or partial amount of the retained earnings; and (ii) set a provisional dividend to be charged against the definite dividend that the MGSM of the year 2007 approves regarding the fiscal year 2006.

•	Approved a program of capital stock reduction for the reimbursement of the contributions of shareholders, which will be carried out in a period not exceeding twelve months counted from the date of the meeting and for a value of up to S/.1,000,000,000.00. It also granted powers to the Board of Directors so that, if necessary, it can establish the terms and conditions of such reduction.

•	Granted powers to the Board of Directors for the appointment of the external auditors for the fiscal year 2006.

•	Approved the amortization of 17,456,037 Class B shares of its own issuance held in Treasury to be charged against the capital stock and the accumulated earnings account. Such shares were purchased following the resolution taken by the General Shareholders’ Meeting held on March 26, 2004. In that sense, it agreed for the reduction of the capital stock in an amount that equals the nominal value of the Class B shares held in Treasury, that is, in the amount of S/.17,456,037. As a result, the capital stock decreased from S/.1,721,964,417 to S/.1,704,508,380, represented by 1,704,508,380 shares, each with a nominal value of

S/.1.00, all subscribed and fully paid-in.

3.	Appointments and resignations:

•	On February 14, the resignation of Mr. Manuel Plaza to the position of Central Manager of Network and Operations was accepted. Mr. Juan José García was appointed as his replacement. On the same date, Mr. César Andrade was appointed as Central Manager of Human Resources.

4.	On January 20, Telefónica del Perú S.A.A. acquired from Com S.A. 2,288,572 shares representative of the capital stock of Telefónica Servicios Digitales S.A.C.

5.	On March 16, 2006, the General Shareholders’ Meeting of Telefónica Multimedia S.A.C. agreed to: (i) increase the capital stock from S/.223,846,551.00 to S/.260,002,294.67 as a consequence of the partial capitalization of the monetary correction accumulated until December 31, 2005; and (ii) reduce the capital stock in the amount of S/.55,751,532.67, to S/.204,250,762.00. Both operations will be effective on the same date, upon the period specified by article 218 of the “Ley General de Sociedades”.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the first quarter ended on March 31, 2006

It is recommended the reading of this report along with the corresponding financial statements and their notes, presented at the same time, since they form integral part of this document and contain complementary information.

Economic Environment

In spite of the political uncertainty associated with the presidential and congressional elections of April 9th, positive economic indicators continued being released during the 1st quarter of 2006. The GDP could have grown 5% with respect to the same period the year before. Although this increase is below the one shown in previous quarters the expansive stage of the national production continued its growth for the 19th consecutive quarter. During the first quarter of 2006 one of the most dynamic sectors was construction that may have grown at its higher rate since the last quarter of 1997, showing the higher dynamism of internal demand. Also, and in spite of the political noise, investment showed thirteen consecutive quarters of expansion.

On the price side, during the last twelve months inflation accelerated. During the first quarter the consumer price index registered an increase of 1.5% (the highest of the last 8 quarters). Higher inflation responds mainly to the increase in price of some agriculture products contained in the index basket such as sugar and potato. Yet, inflation over the last 12 months reached 2.5% by the end of March, in the middle range of the Central Bank (CB) target: 1.5% - 3.5%. Also (underlying) inflation over the last 12 months reached 1.41 % by the end of the first quarter.

The financial indicators were among the most affected during the first quarter due to the political uncertainty. The nuevo sol exchange rate reached levels of S/ 3.35 per dollar by mid January and dropped to levels of S/.3.28 by the end of February; subsequently the nuevo sol continued to depreciate and the exchange rate closed at S/.3.358 per dollar. However, by the end of the first quarter the nuevo sol had appreciated with respect to the December 31, 2005 period. It is worth mentioning that the Central Bank increased its funds rate 25 basis points to avoid a greater volatility of the currency exchange market. Thus the CB increased its reference rate from 3.25 % in December 2005 to 4% in March 2006.

Besides the raising of the Central Bank’s reference rate, high commodity prices, a trade balance surplus, a higher demand for local currency due to income tax payments and the purchase of US$ 364 million of Backus & Johnston’s shares by SAB Miller helped contain FX depreciation in an environment of political uncertainty.

On the other hand, beginning in 2006 the country risk (measured by Embi+), reached levels of around 215 basic points and descended to levels of 128 basic points (its lowest level) on February 27. Because of political uncertainty, country risk climbed to 220 basic points but closed at 187 basic points by the end of the first quarter. On the other hand, the Lima Stock Exchange General Index increased 23.3% during the first quarter, where mining shares increased 32.8% prompted by significant price increases in commodities. However, the Lima Stock Exchange General Index dropped by 2.6% in March due to the upcoming presidential election.

Competitive Environment

During the first quarter of 2006, the competitive pressure in the different businesses in which the Company operates continued, both due to the presence of other companies as well as the substitution effect of other technologies like mobile telephony and voice over IP. Therefore, the strong increase in the number of users of mobile telephony has resulted in a heavy impact in the fixed-to-fixed and fixed-to-mobile traffic of minutes in the business of local telephony, while the main competitors in local telephony – Telmex and Americatel – continue with their strategy of mainly focusing on the corporate business sector. Furthermore, it is worth mentioning the increasing competition of mobile telephony, which also negatively impacted the businesses of public telephony and long distance.

The long distance business shows high competition with several players both in the direct dial-up as well as the sale of prepaid cards. The application by the Regulator of the tariff imputation proof (minimum prices in domestic long distance) did not allow Telefónica del Perú to match the lower prices of the competition, which resulted in a traffic drop and the consequent reduction in the market share. On the other hand and in the case of public telephony, the competition – mainly Telmex – had important growth in its plant.

Operating revenues1

The operating revenues in the 1Q06 totaled S/.1,123 million, 6.5% higher than in the 1Q05, mainly as a result of registering the revenues from Telefónica Empresas S.A.A. (Telefónica Empresas). Excluding the effect of the merger with Telefónica Empresas, revenues would have increased by 2.5%.

Therefore, higher revenues are recorded in the businesses of Data and Information Technology (+218.1%), Internet (+42.0%), Cable TV (+20.1%) and Public and Rural Telephony (+1.6%), which compensated the lower revenues registered in the businesses of Local Telephony (-6.1%), Long Distance (-2.8%) and Others (-3.9%).

It is worth noting that the Company has developed a vast effort to increase the penetration and reach a significant increase in the number of clients for the main services it provides (basic telephony lines, broadband and cable TV). Therefore, by the end of the 1Q06, the total number of accesses showed an important annual growth of 8.7% in fixed telephony lines, 53.3% in broadband accesses, 16.9% in cable TV subscribers and 6.5% in public and rural telephony lines.

Regarding the performance of the businesses, the revenues from Local Telephony – heavily affected by the application of the productivity factor of 10.07% – reached S/.414 million in the 1Q06, a decrease of 6.1% compared to the 1Q05. Nevertheless, by the end of the period, the plant in service reached 2.3 million lines, having grown 8.7% year-over-year, which reflects the strong effort developed by the Company to increase the penetration through the offer of prepaid or limit-consumption products that satisfy the specific needs of each market segment, as well as campaigns to retain and keep the customers loyal.

[1]	On October 21, 2005, Telefónica del Perú S.A.A. acquired 97.86% of the capital stock of Telefónica Empresas S.A.A.

Long Distance revenues fell 2.8% in the 1Q06 when compared to the 1Q05, totaling S/.132 million. The lower revenues from

DLD (-8.0%), as a result of the lower traffic, were not offset by the higher revenues from ILD (12.5%), mainly as a result of the higher revenues from Incoming ILD, as well as traffic from outgoing calls coming from mobile operators. This market continues to be under pressure from a highly competitive environment, mainly in the prepaid card segment and public telephony of an informal nature. Additionally, regulatory measures like the tariff imputation proof in DLD established by Osiptel have reduced the volume of traffic.

The revenues from Public and Rural Telephony reached S/.213 million in the 1Q06, representing a 1.6% increase regarding the 1Q05. This increase is mainly due to the increase of revenues from rural telephony, resulting from the new condition of Telefónica as a Rural Operator, as well as the year-over-year growth of the plant in service by 6.5%, effects which were partially offset by the lower traffic per line due to the increase in mobile telephony and informal public telephony.

Cable Television revenues reached S/.85 million in the 1Q06, which represents a 20.1% increase compared to the 1Q05. This growth is explained by the year-over-year increase of 16.9% in the number of subscribers, reaching 475 thousand lines by the end of March 2006, as a result of the continuous commercial effort carried out to capture new clients, as well as the execution of a permanent program against illegal installations.

The revenues for Internet reached S/.122 million in the 1Q06, an increase of 42.0% compared to the 1Q05. This growth is chiefly explained by the growth of the broadband plant by 53.3%, reaching 360 thousand lines in service through commercial actions aimed to provide the customers with greater benefits.

The revenues for Data and Information Technology reached S/.71 million in the 1Q06, 218.1% higher than in the 1Q05. This result is mainly explained by the additional recording of the revenues for these services following the merger with Telefónica Empresas to the Telefónica del Perú consolidated group.

Operating expenses

The operating expenses in the 1Q06 totaled S/.915 million, showing an increase of 6.8% compared to the S/.856 million registered in the 1Q05. This is chiefly explained by the merger with Telefónica Empresas. In addition higher depreciation and amortization expenses (S/.47 million), personnel ( S/.17 million) due to a 21.3% increase in the average headcount, and materials and supplies (S/.8 million). Such increases were partially offset by the lower interconnection expenses (S/.22 million) and provisions (S/.3 million).

Operating Result

The operating result for the 1Q06 increased 5.0% compared to the 1Q05, from S/.199 million to S/.208 million. Excluding the effect of the merger with Telefónica Empresas the operating result increased 0.2%.

Non-operating Result

In the 1Q06, the non-operating result improved in S/.32 million, going from a loss of S/.93 million in the 1Q05 to a loss of S/.62 million in the 1Q06, mainly due to the fact that Net Expenses fell S/.52 million, as result of lower provisions. These results were partially counterbalanced, mainly by the effect of the net financial expenses that showed an increase of S/.17 million as a consequence on the one hand of higher debt level and on the other hand of higher negative effect of the net exchange loss which reached S/.5 million in the 1Q06 compared to the S/.2 million in the 1Q05.

Net result

The net result reached S/.72 million in the 1Q06, compared to the S/.20 million in the 1Q05. This increase is mainly explained by the merger with Telefónica Empresas and by the better non operating result.

Consolidated Balance Sheet

The liquidity levels of the Company – measured by the current assets over current liabilities ratio – reached 0.64 in the 1Q06, lower than the 0.65 recorded in the 4Q05, mainly as a consequence of the lower cash and bank levels. Regarding the capacity for debt payment, the financial coverage ratio (debt – cash and cash equivalents / operating result + depreciation and amortization) slightly decreased from 1.02 in the 4Q05 to 0.95 in the 1Q06. Furthermore, the investments executed for the extension of the services reached S/.71.2 million in the 1Q06.

TABLE 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES 1/.

CONSOLIDATED INCOME STATEMENTS (S/.000) 2

(Prepared In Accordance With Peruvian GAAP)

	1Q05		1Q06		Var. Abs. 1Q06-1Q05	Var. % 1Q06-1Q05
		%		%		%
Total Operating Revenues	1,054,919	100.0	1,123,087	100.0	68,168	6.5
Local Telephone Service	441,514	41.9	414,364	36.9	(27,150)	(6.1)
Long Distance	135,432	12.8	131,686	11.7	(3,746)	(2.8)
Public Telephones	209,295	19.8	212,726	18.9	3,431	1.6
Cable TV	70,582	6.7	84,742	7.5	14,160	20.1
Data & Information Technology	22,364	2.1	71,147	6.3	48,783	218.1
Internet	86,247	8.2	122,436	10.9	36,189	42.0
Other	89,485	8.5	85,986	7.7	(3,499)	(3.9)

Total Operating Costs & Expenses	856,288	81.2	914,615	81.4	58,327	6.8
Interconnection Expenses	170,078	16.1	147,653	13.1	(22,425)	(13.2)
Personnel	93,803	8.9	111,253	9.9	17,450	18.6
General and Administrative	277,193	26.3	281,501	25.1	4,308	1.6
Depreciation and Amortization	280,480	26.6	327,230	29.1	46,750	16.7
Management Fee	10,415	1.0	14,847	1.3	4,432	42.6
Materials and Supplies	16,145	1.5	24,480	2.2	8,335	51.6
Provisions	17,272	1.6	14,584	1.3	(2,688)	(15.6)
Own Work Capitalized	(9,098)	(0.9)	(6,933)	(0.6)	2,165	(23.8)

Operating Income	198,631	18.8	208,472	18.6	9,841	5.0

Other Income (Expenses)
Interest Income	3,157	0.3	6,400	0.6	3,243	102.7
Interest Expenses	(28,592)	(2.7)	(48,777)	(4.3)	(20,185)	70.6
Others Net	(66,041)	(6.3)	(13,889)	(1.2)	52,152	(79.0)
Net Currency Exchange (Loss)	(1,837)	(0.2)	(5,289)	(0.5)	(3,452)	187.9
Non Operating Income	(93,313)	(8.8)	(61,555)	(5.5)	31,758	(34.0)

Income Before Taxes and Participation	105,318	10.0	146,917	13.1	41,599	39.5

Worker’s Participation	(21,941)	(2.1)	(19,897)	(1.8)	2,044	(9.3)
Income Tax	(63,720)	(6.0)	(54,830)	(4.9)	8,890	(14.0)

Net Income	19,657	1.9	72,190	6.4	52,533	267.2

1/	Starting November 2005 the financial statements of Telefonica del Perú S.A.A. And Subsidiaries include the results of Telefónica Empresas S.A.A.
2/	Starting January 1, 2005 and in accordance with the Consejo Normativo de Contabilidad by-law N°031-2004, the financial statements will not be adjusted for inflation for accounting matters.

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES 1/.

Balance Sheet (S/.000)

ASSETS
	1Q06	4Q05	3Q05	2Q05	1Q05
CURRENT ASSETS
Cash and Banks	463,660	634,189	331,241	768,061	282,242
Negotiable securities	48,170	38,327	52,315	41,823	44,845
Accounts receivable - net	651,315	698,615	585,709	591,746	547,770
Other accounts receivable	128,212	107,202	93,975	91,969	249,492
Materials and supplies	41,667	39,583	41,828	39,280	35,806
Prepaid taxes and expenses	34,656	38,473	53,244	56,542	56,995

Total Current Assets	1,367,680	1,556,389	1,158,312	1,589,421	1,217,150

LONG-TERM INVESTMENTS	11,907	10,703	11,678	10,755	10,035

DEFERRED CHARGES	33,438	10,487	8,266	8,699

PROPERTY, PLANT AND EQUIPMENT	16,025,628	15,995,439	15,790,375	15,642,038	15,539,435
Accumulated Depreciation	(10,975,249)	(10,675,496)	(10,372,035)	(10,109,099)	(9,836,164)

	5,050,379	5,319,943	5,418,340	5,532,939	5,703,271
Write-Off Provision	(18,363)	(30,777)	(83,085)	(88,510)	(79,192)

	5,032,016	5,289,166	5,335,255	5,444,429	5,624,079
Other Assets, Net	306,217	328,891	213,974	209,744	203,580

TOTAL ASSETS	6,751,258	7,195,636	6,727,485	7,263,048	7,054,844

LIABILITIES AND SHAREHOLDERS’ EQUITY
	1T06	4T05	3T05	2T05	1T05
CURRENT LIABILITIES
Overdrafts	8,670	5,531	4,759	4,456	5,239
Accounts payable	449,169	512,924	421,070	385,536	418,214
Other accounts payable	802,696	1,087,407	1,112,183	987,881	1,043,349
Provision for severance indemnities	12,305	5,132	9,749	4,452	9,912
Bank Loans	235,737	235,180	225,625	304,350	165,000
Current portion of long-term debt	123,719	44,983	49,623	49,439	89,961
Current portion of bonds	492,479	392,628	278,100	163,977	248,977
Commercial Papers	25,000	126,900	282,900	328,185	215,000

Total Current Liabilities	2,149,775	2,410,685	2,384,009	2,228,276	2,195,652

LONG-TERM DEBT	541,739	637,075	636,661	468,955	323,220

BONDS	1,111,200	1,193,707	710,849	822,824	749,961

GUARANTY DEPOSITS	76,793	83,768	106,929	105,114	103,780

DEFERRED TAXES	593,804	667,357	785,815	843,857	935,188

SHAREHOLDERS’ EQUITY
Capital stock	1,907,139	1,924,595	1,924,595	2,355,086	2,355,086
Legal reserve		(21,896)	(21,896)	(21,896)	(21,896)
Retained earnings	58,603	33,275	33,275	377,668	377,668
Other reserves	315,518	273,096	167,248	83,164	36,185
	(3,313)	(6,026)

TOTAL SHAREHOLDERS’ EQUITY	2,277,947	2,203,044	2,103,222	2,794,022	2,747,043

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	6,751,258	7,195,636	6,727,485	7,263,048	7,054,844

1/	Starting November 2005 the financial statements of Telefonica del Perú S.A.A. And Subsidiaries include the results of Telefónica Empresas S.A.A.
2/	Starting January 1, 2005 and in accordance with the Consejo Normativo de Contabilidad by-law N°031-2004, the financial statements will not be adjusted for inflation for accounting matters.

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Data for each period

	1Q05	2Q05	3Q05	4Q05	1Q06	Var. Abs 1Q06 - 1Q05	1Q06/ 1Q05
TELEFONÍA BÁSICA
Fixed-Wire Telephone Service: Local+Long Distance
Lines Installed	2,343,993	2,396,113	2,455,347	2,509,789	2,538,949	194,956	8.3
New Lines Installed	48,380	46,115	49,558	46,470	37,746	(10,634)	(22.0)
Lines in Service (1)	2,201,167	2,250,663	2,302,585	2,348,139	2,388,836	187,669	8.5

Local Traffic - Minutes (000) (2)	1,260,216	1,247,663	1,236,312	1,205,026	1,216,188	(44,028)	(3.5)
Long Distance - Minutes (000) (3)	267,761	286,576	294,434	329,467	319,281	51,519	19.2

Number of Employees (Telefónica del Perú and Subsidiaries) (4)	5,158	5,280	5,371	6,163	6,504	1,346	26.1
Number of Employees (Telefónica del Perú)	3,144	3,170	3,196	3,449	3,452	308	9.8
Lines in Service per Employee (Telefónica del Perú)	700	710	720	681	692	(8.0)	(1.1)
Digitalization Rate (%)	96.6	96.7	96.7	96.8	96.8	0.2	0.2
Lines in Service per 100 inhabitants	8.0	8.1	8.3	8.4	8.5	0.5	6.3

PUBLIC TELEPHONES
Lines in Service (5)	130,980	134,423	137,226	136,486	139,499	8,519	6.5

INTERNET
Subscribers (6)	234,660	276,151	310,470	340,436	359,672	125,012	53.3

CABLE TV
Subscribers	405,959	417,535	437,172	462,211	474,710	68,751	16.9

(1)	Excluding Cellular Public Phones, Publifón and rurals
(2)	Including traffic F2F billing (voice and internet), F2M and M2F
(3)	Excluding Prepaid cards, including packed minutes plans.
(4)	Includes personnel of Telefonica Empresas starting October 2005
(5)	Includes Public Telephone, Cellular and Rural Telephones.
(6)	Includes Speedy, Speedy Business, GIGA ADSL, Cablenet, and starting 2006, 88 accesses of Fiber Optic.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: April 28, 2006	By:	/s/ Mariana Brigneti Suito
	Name:	Mariana Brigneti Suito
	Title:	Legal Director of Telefónica del Perú S.A.A.